UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Astria Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

04635X102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Funds Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,868,045(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,868,045(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,868,045(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) IA

(1) The shares reported herein for the Reporting Person represent (i) 3,554,129 shares of the Issuer’s Common Stock held by Fairmount Healthcare Fund II LP (“Fund II”), (ii) 650,000 shares of the Issuer’s Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”), and (iii) 1,663,916 shares of the Issuer’s Common Stock Fund II has the right to acquire through the exercise of common warrants (“Warrants”). The Warrants are exercisable for a total of 1,727,049 shares. Both the Pre-Funded Warrants and the Warrants contain a provision (the “Beneficial Ownership Limitation”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 56,425,282 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 12, 2024, plus (ii) 2,313,916 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants and Warrants, as constrained by the Beneficial Ownership Limitation.

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Healthcare Fund II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,868,045(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,868,045(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,868,045(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) The shares reported herein for the Reporting Person represent (i) 3,554,129 shares of the Issuer’s Common Stock held by Fairmount Healthcare Fund II LP (“Fund II”), (ii) 650,000 shares of the Issuer’s Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”), and (iii) 1,663,916 shares of the Issuer’s Common Stock Fund II has the right to acquire through the exercise of common warrants (“Warrants”). The Warrants are exercisable for a total of 1,727,049 shares. Both the Pre-Funded Warrants and the Warrants contain a provision (the “Beneficial Ownership Limitation”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 56,425,282 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 12, 2024, plus (ii) 2,313,916 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants and Warrants, as constrained by the Beneficial Ownership Limitation.

Item 1.

(a)	Name of Issuer

Astria Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

22 Boston Wharf Road, 10th Floor, Boston, MA 02210

Item 2.

This Amendment No. 5 to Schedule 13G amends and restates the statements on Schedule 13G originally filed on December 31, 2021, Amendment No. 1 thereto filed on September 22, 2021, Amendment No. 2 thereto filed on June 17, 2021, Amendment No. 3 thereto filed on February 14, 2023 and Amendment No. 4 thereto filed on February 14, 2024.

(a)	Name of Person(s) Filing:

(A) Fairmount Funds Management LLC

(B) Fairmount Healthcare Fund II GP LLC

(b)	Address of Principal Business Office or, if none, Residence:

(A) 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428

(B) 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428

(c)	Citizenship:

(A) Delaware

(B) Delaware

(d)	Title of Class of Securities:

Common Stock, Par Value $0.001

(e)	CUSIP Number:

04635X102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)            Amount Beneficially Owned:

Fund II holds (i) 3,554,129 shares of Common Stock, (ii) Pre-Funded Warrants with the right to acquire 650,000 shares of Common Stock and (iii) 1,727,049 common warrants (“Warrants”, with the right to acquire 1,727,049 shares of Common Stock at an exercise price of $8.025 per share). Pursuant to the terms of the Pre-funded Warrants and the Warrants, the Reporting Person’s beneficial ownership limitation is currently 9.99% (the “Beneficial Ownership Limitation”), which prevents the Reporting Persons from exercising the Pre-funded Warrants or Warrants if, after giving effect to such exercise, the Reporting Persons, together with their affiliates, would beneficially own more than 9.99% of the Issuer’s outstanding shares of Common Stock. When giving effect to the Beneficial Ownership Limitation, the Reporting Persons can currently acquire 2,313,916 shares of Common Stock upon the exercise of Pre-funded Warrants and Warrants.

(b)            Percent of Class:

See the response(s) to Item 11 on the attached cover page(s).

(c)            Number of shares as to which such person has:

(i)             sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)            shared power to vote or to direct the vote

See the response(s) to Item 6 on the attached cover page(s).

(iii)           sole power to dispose or to direct the disposition of

See the response(s) to Item 7 on the attached cover page(s).

(iv)           shared power to dispose or to direct the disposition of

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member